17008697

[redacted]

Securities and Exchange

MAR - 1 2017

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020-1605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. TERMINE **(212) 492-1100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TRISHA A. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CO-PRESIDENT
Title

Notary Public

JESSICA L. ERSKINE
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ER6282760
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES MAY 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carey Financial, LLC
Statement of Financial Condition
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Carey Financial, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 4 to the financial statement, Carey Asset Management Corp., the Company's parent, has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Carey Financial, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 6,669,990
Due from affiliates	19,671,715
Fixed assets, net of accumulated depreciation	25,319
Other assets	368,257
Total assets	$ 26,735,281
Liabilities and Member's Equity	
Payable to affiliate	$ 154,488
Accrued compensation expenses	1,059,248
Other accrued expenses	19,911,297
Total liabilities	21,125,033
Commitments and contingencies	-
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	107,013,135
Accumulated deficit	(101,403,887)
Total member's equity	5,610,248
Total liabilities and member's equity	$ 26,735,281

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). Carey Asset Management Corp. ("CAM") is the sole owner of the Company and a wholly owned subsidiary of W. P. Carey Inc. ("WPC"). The Company's primary business activity during 2016 was as the sales agent for the following products: Corporate Property Associates 18-Global Incorporated ("CPA®:18 – Global") and Carey Watermark Investors 2 Incorporated ("CWI 2"), (together, the "Managed REITs") both Maryland corporations affiliated with WPC that qualified as Real Estate Investment Trusts ("REITs"), Carey Credit Income Fund 2016 T ("CCIF 2016 T) and Carey Credit Income Fund – I (CCIF-I), (together the "Managed BDC's"), both Delaware companies affiliated with WPC that qualified as Business Development Companies ("BDC's") and Carey European Student Housing Fund I, LP ("CESH"), (the Private Placement), a Delaware limited partnership affiliated with WPC formed and organized for the purpose of developing, owning, and operating student housing properties and similar businesses in the UK and continental Europe.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. All of the Company's cash and cash equivalents at December 31, 2016 were held in four bank accounts, but only one is above the limit insured by the Federal Deposit Insurance Corporation ("FDIC"), an independent agency of the United States government that insures deposits in banks and thrift institutions of up to $250,000.

Recent Accounting Pronouncements

In August 2014, the FASB issued *ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern.* The guidance in ASU 2014-15 sets forth management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern as well as required disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods and annual periods thereafter. Early application is permitted. The Company adopted this update in the year ended December 31, 2016 and the adoption did not have a material impact on the Company's financial statements.

Due from affiliates and Other accrued expenses

As the sales agent for the Managed REITs, Managed BDC's, and Private Placement, the Company earned fees during 2016 based on the sales agency and dealer manager agreements in place with CPA®:18 – Global, CWI 2, CCIF 2016 T, CCIF-I and CESH. Certain fees that the Company earns, such as the annual shareholder servicing fee ("Shareholder Servicing Fee") are paid in connection with investor purchases of certain classes of common stock of the Managed REITs and Managed BDC's. The amount of the Shareholder Servicing Fee is calculated as a percentage of the purchase price per share (or, once reported, the amount of the estimated net asset value per share) for the shares sold in the respective offering. The Shareholder Servicing Fee is accrued daily and is payable quarterly in arrears.

As of December 31, 2016, the total accrued Shareholder Servicing Fee was $7,422,000 for CPA®:18 – Global and $11,919,338 for CWI 2. These amounts reflect both the amount receivable by the Company and the amount re-allowed to the selected dealers, which are recorded in Due from affiliates and Other accrued expenses, respectively, on the Statement of Financial Condition.

Income Taxes
The accounts of the Company are included in the consolidated tax return of CAM. For separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate taxpayer. To the extent that net deferred tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

The Company has evaluated their tax positions in accordance with the authoritative guidance for accounting for uncertainty in income taxes, Accounting Standards Codification 740, and determined that no reserve for uncertain tax positions is needed. As of December 31, 2016, the tax years that are open for assessment are 2012 through 2015.

Use of Estimates
The preparation of the accompanying financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined of $1,408,336. At December 31, 2016, the Company had net capital, as defined of $5,089,403 and excess net capital, as defined of $3,681,067 The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under Rule 15c3-1) at December 31, 2016 was 4.15 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Related-Party Transactions

WPC and its affiliates have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2016. CAM charged a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

CAM has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2016, the Company received $14,800,000 of contributed capital from CAM.

Due from affiliates includes commissions, dealer manager fees and Shareholder Servicing Fees due from CPA®:18 – Global and CWI 2. Payable to affiliate represents certain compensation reimbursements due to CAM.

5. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations. There are currently no claims or legal proceedings against the Company.

6. Subsequent Events

In preparing the financial statement, the Company evaluated subsequent events occurring through February 24, 2017, the date the financial statement was issued, in accordance with the Company's procedures related to accounting for and disclosing subsequent events.